SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2009

of

Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 526 South Church Street,

Charlotte, North Carolina 28202-1803

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (MIDWEST)

NOTE:	All other schedules described by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation

Charlotte, North Carolina

We have audited the accompanying Statements of Net Assets Available for Benefits of the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest) (the “Plan”) as of December 31, 2009 and 2008 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McCONNELL & JONES LLP
Houston, Texas
June 21, 2010

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (MIDWEST)

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

(IN THOUSANDS)

	2009	2008
Assets:

Investments – at fair value:
Plan interest in Duke Energy Retirement Savings Plan Master Trust	$294,474	$239,135
Loans to participants	11,226	10,662

Total investments	305,700	249,797

Receivables:
Employer’s contribution	1,014	914

Net assets – at fair value	306,714	250,711
Adjustment from fair value to contract value for interest in Duke Energy Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contract	90	1,568

Net assets available for benefits	$306,804	$252,279

See Notes to Financial Statements.

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (MIDWEST)

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

(IN THOUSANDS)

Additions to net assets attributed to:

Investment income:
Plan interest in net income of Duke Energy Retirement Savings Plan Master Trust	$55,243
Participant loan interest income	735

Total investment income	55,978

Contributions:
Participants’	12,902
Employer’s	6,275
Participants’ rollover contributions	48

Total contributions	19,225

Total additions	75,203

Deductions from net assets attributed to:

Benefits paid to participants	(14,980)
Administrative fees	(174)

Total deductions	(15,154)

Net increase prior to transfers	60,049

Inter-plan transfers, net	(5,524)

Net increase	54,525

Net assets available for benefits, beginning of year	252,279

Net assets available for benefits, end of year	$306,804

See Notes to Financial Statements.

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (MIDWEST)

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan

The following description of the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest) (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Duke Energy Corporation (“Duke Energy”), covering union employees represented by the following collective bargaining organizations:

The Utility Workers Union of America, Local 600

The International Brotherhood of Electrical Workers, Local 1347 and Local 352

The United Steelworkers of America, Local 12049 and Local 5541-06

The Employees’ Representation Association

UNITE HERE Local 1995

Duke Energy and each of its affiliated companies that is at least 80% owned and that participates in the Plan are collectively referred to as “Participating Companies”. The Plan is administered by the Duke Energy Corporation Benefits Committee and trusteed by the Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Duke Energy automatically enrolls new full time employees eligible for the Plan. The contributions made to the Plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the Plan administrator. If an employee chooses not to participate, Fidelity, the recordkeeper, must be contacted by the employee to change the deferral rate to 0%.

Participants may elect to contribute (subject to certain limitations) in the form of pre-tax deferrals, Roth 401(k) contributions and/or after-tax contributions up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code may limit the deferrals of some highly compensated employees. All pre-tax deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code.

For participants classified as Duke Formula Employees, the Participating Company matches 100% of the first 6% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation. For participants not classified as Duke Formula Employees, the Company matches 100% of the first 3% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation and 50% of the next 2% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation. Participants not classified as Duke Formula Employees could be entitled to an additional incentive match of up to a maximum of 1% of eligible compensation based upon meeting corporate goals. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the Internal Revenue Code.

Duke Energy, at its discretion can make a profit sharing contribution to the Plan for eligible employees for the plan year in an amount determined by the Company. In 2009 and 2008, the amounts of the Deferred Profit Sharing Contributions were $358,693 and $372,923 respectively.

Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax and/or Roth 401(k) contribution amount over and above the IRS limits each year. For 2009, the IRS allowed participants over the age of 50 to contribute up to $5,500 over and above the $16,500 pre-tax and/or Roth 401(k) contribution limit. Duke Energy does not provide a base company match or incentive match on these additional contributions.

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts.

Vesting

Participants are immediately vested in their own and Participating Company matching contributions and earnings thereon, with the exception of Deferred Profit Sharing Contributions made by the Company which are vested after three years of service (or, while an employee, death, disability or attaining age 65). However, the dividends on the Duke Energy Corporation common stock on Deferred Profit Sharing Contributions are vested immediately.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and plan earnings. Allocations are based on the participant’s elections and earnings and/or account balance as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.

Investments

Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan. Participant accounts invest in “units” of a fund based on its net asset value. The value of an account is updated each business day. Throughout the Plan year, 21 funds were offered for investment.

The Plan also offers a brokerage option, BrokerageLink, whereby participants can elect to invest their Plan accounts in publicly traded securities and mutual funds not offered directly by the Plan.

Forfeitures

Generally, upon termination of employment, participants’ nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses. At December 31, 2009 and 2008, unvested forfeitures of $85,754 and $33,422, respectively, were included in Plan assets.

Payments of Benefits

Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment including retirement, death, or disability. Distributions are paid in a lump sum for vested benefits of $1,000 or less. Distributions generally are paid in a lump sum for vested benefits greater than $1,000. Active participants are also eligible to apply to the Plan administrator for (i) “hardship” withdrawals from their accounts, including pre-tax in accordance with Plan provisions, (ii) withdrawals from their after-tax and rollover accounts at any time in accordance with Plan provisions, and (iii) withdrawals from their entire account after attaining age 59  1/2 in accordance with Plan provisions.

Participants may elect annually to receive a cash payout dividend attributable to Duke Energy stock in the Company Stock Fund or have dividends reinvested in the Company Stock Fund. Dividends paid in cash are taxable as a plan distribution for the calendar year in which they are paid and are not subject to the 10% federal tax penalty for early distributions and are not eligible for a rollover to an IRA or similar plan.

Participant Loans

Subject to certain limitations, participants may apply for loans from their accounts. Interest on the loan is set at the prime rate plus 1% at the time of borrowing, and the loans are secured by 50% of the balance in the participant’s account at the issuance of the loan. Loans are to be repaid within 58 months, or up to 15 years for the purchase of a primary residence, through regular payroll deductions (and, following termination of employment, as prescribed by the Benefits Committee).

Plan Termination

Although it has not expressed any intent to do so, Duke Energy has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. The Plan invests in various securities which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value except for the fully benefit-responsive investment contract, which is stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contract, and the Statement of Changes in Net Assets Available for Benefits to be prepared on a contract value basis for the fully benefit-responsive investment contract. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan, the Duke Energy Retirement Savings Plan, and the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393), occur as a result of changes in employee status between the union classification and the exempt and non-exempt classifications. Such transfers are reflected as interplan transfers on the statement of changes in net assets available for benefits.

Payments of Benefits

Benefits paid to participants are recorded when paid.

Administrative Expenses

A portion of the administrative expenses of the Plan are paid by the Company.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) “Fair Value Measurements and Disclosures: “Investments in Certain Entities That Calculate Net Asset Value (“NAV”) per Share (or Its Equivalent)” was issued in September 2009. This ASU provides guidance on using the NAV per share provided by investees to estimate the fair value of an alternative investment. This ASU is effective for periods ending after December 15, 2009. The adoption of the provisions of this update did not impact the Plan’s financial statements.

In May 2009, subsequent event accounting standards were issued by the FASB, establishing the accounting of and disclosure standards for events that occur after the balance sheet date but before financial statements are issued or available to be issued. An amendment was issued in February 2010 which clarified which entities are required to evaluate subsequent events and the scope of the disclosure requirements related to subsequent events. The adoption of this accounting standard did not impact the Plan’s financial statements.

In April, 2009, the FASB issued guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and guidance on identifying circumstances that indicate a transaction is not orderly. The provisions of this guidance are effective for periods after June 15, 2009. The adoption of this guidance did not materially impact the Plan’s financial statements.

In January 2010, the FASB issued a standard to improve disclosures about fair value measurements. Certain provisions to the standard are effective for reporting periods beginning after December 15, 2009, while other provisions are effective for periods beginning after December 15, 2010.

3.	Investments

The Plan is a participant in the Duke Energy Retirement Savings Plan Master Trust (“RSP Master Trust”). The RSP Master Trust was established on January 1, 2008 for certain defined contribution 401(k) plans sponsored by Duke Energy. Prior to January 1, 2008, the Plan was a participant in the Duke Energy Common Stock Master Trust (“CS Master Trust”). Effective January 1, 2008, the assets of the CS Master Trust were transferred to the RSP Master Trust and Fidelity Management Trust Company replaced US Trust as Trustee.

Also effective January 1, 2008, Duke Energy assumed sponsorship of the Plan from Cinergy Corp. Duke Energy also sponsors the following plans, whose investments are held in the Master Trust described above:

The Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393), which covers union employees of Cinergy Corp.’s subsidiaries represented by the International Brotherhood of Electrical Workers, Local 1393.

The Duke Energy Retirement Savings Plan, which covers non-union and certain union employees’ of Duke Energy Corporation and subsidiaries who meet minimum age requirements.

A summary of the net assets of the RSP Master Trust as of December 31, 2009 and 2008 is as follows (in thousands):

	December 31,
	2009	2008
Investment, at fair value:
Common stock	$1,176,173	$982,783
Mutual funds	1,662,747	1,208,049

	2,838,920	2,190,832

Investment, at contract value:
Stable value fund	287,753	277,173

Net assets of Duke Energy RSP Master Trust	$3,126,673	$2,468,005

Investments and income from the RSP Master Trust are allocated to the participating plans based on each plan’s participation in the investment option within. Allocations of the Plan interest in the RSP Master Trust to participating plans as of December 31, 2009 and 2008 are as follows (in thousands):

	2009
	Amount	Percentage
Duke Energy Retirement Savings Plan	$2,666,244	85
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	294,564	10
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	165,865	5

	$3,126,673	100

	2008
	Amount	Percentage
Duke Energy Retirement Savings Plan	$2,098,561	85
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	240,703	10
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	128,741	5

	$2,468,005	100

A summary of income of the RSP Master Trust for the year ended December 31, 2009 is as follows (in thousands):

Interest and dividends	$62,922
Net depreciation in fair value of investments:
Common Stock	146,614
Mutual funds	358,141
Stable Value Fund	10,123

Net RSP Master Trust investment income	$577,800

Allocations of income in the RSP Master Trust to participating plans for the year ended December 31, 2009 are as follows (in thousands):

	Amount	Percentage
Duke Energy Retirement Savings Plan	$489,775	85
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	55,243	10
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	32,782	5

	$577,800	100

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows (in thousands):

	2009	2008
*Plan interest in Duke Energy Retirement Savings Plan Master Trust	$294,564	$240,703

*	Denotes a party-in-interest.

4.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

5.	Exempt Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee for all Plan investments, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

6.	Investment Risk

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

The Plan has invested a significant portion of its assets in Duke Energy’s common stock. This investment in Duke Energy’s common stock approximates 35% and 36% of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, respectively. As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

7.	Benefit-Responsive Investments

The Plan has interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The stable value fund also enters into a “wrapper” contract issued by a third-party.

As described in Note 2 above, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of such an event is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The yield earned by the contract for the years ended December 31, 2009 and 2008 was 4.00% and 4.57%, respectively. This represents the annualized earnings of all investments in the contract, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the contract.

The yield earned by the contract with an adjustment to reflect the actual interest rate credited to participants in the contract for the years ended December 31, 2009 and 2008 was 3.68% and 6.15%, respectively. This represents the annualized earnings credited to participants in the contract divided by the fair value of all investments in the contract.

As of December 31, 2009 and 2008, the contract values of the Plan’s Fidelity Stable Value Fund were approximately $21,355,000 and $22,925,000, respectively. As of December 31, 2009 and 2008, the fair values of the Plan’s Fidelity Stable Value Fund were approximately $21,265,000 and $21,358,000, respectively. Fair value adjustments of $90,000 and $1,568,000 were recorded on the Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008, respectively.

8.	Fair Value Measurements

The FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value, establishes a framework for measuring fair value in US GAAP and expands disclosure requirements about fair value measurements. Under ASC 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition under ASC 820, focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability. Although ASC 820, does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.

The Plan determines fair value of financial assets and liabilities based on the following fair value hierarchy, as prescribed by ASC 820, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs: unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs: inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.

Level 3 inputs: unobservable inputs for the asset or liability. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

The following table provides by level, within the fair value hierarchy, the RSP Master Trust’s Investments at fair value as of December 31, 2009 and 2008 (in thousands):

	2009
	Total Fair Value	Level 1	Level 2	Level 3
Description

Common Stock
Company stock	$1,176,173	$1,176,173	$—	$—

Mutual funds
Large cap	473,004	—	473,004	—
Blended	467,157	—	467,157	—
International	139,098	—	139,098	—
Small cap	130,866	—	130,866	—
Fixed income blend	104,647	—	104,647	—

BrokerageLink
Mutual funds	198,443	—	198,443	—
Company stock	118,584	118,584	—	—
Interest-bearing cash	30,122	30,122	—	—
Corporate debt	587	587	—	—
US government securities	238	238	—	—

Stable value fund	286,543	—	286,543	—

Total investments at fair value	$3,125,462	$1,325,704	$1,799,758	$—

	2008
	Total Fair Value	Level 1	Level 2	Level 3
Description

Common Stock
Company stock	$982,782	$982,782	$—	$—

Mutual funds
Large cap	347,974	—	347,974	—
Blended	351,317	—	351,317	—
International	91,775	—	91,775	—
Small cap	96,666	—	96,666	—
Fixed income blend	77,195	—	77,195	—

BrokerageLink
Mutual funds	147,995	—	147,995	—
Company stock	72,803	72,803	—	—
Interest-bearing cash	21,450	21,450	—	—
Corporate debt	544	544	—	—
US government securities	331	331	—	—

Stable value fund	258,217	—	258,217	—

Total investments at fair value	$2,449,049	$1,077,910	$1,371,139	$—

The following table provides by level, within the fair value hierarchy, the Plan’s Investments at fair value as of December 31, 2009 and 2008 (in thousands):

	2009
	Total Fair Value	Level 1	Level 2	Level 3

Loans to participants	$11,226	$—	$—	$11,226

Total investments at fair value	$11,226	$—	$—	$11,226

	2008
	Total Fair Value	Level 1	Level 2	Level 3

Loans to participants	$10,662	$—	$—	$10,662

Total investments at fair value	$10,662	$—	$—	$10,662

The following table provides a reconciliation of beginning and ending balances of assets measured at fair value on a recurring basis where the determination of fair value includes significant unobservable inputs (Level 3), (in thousands):

Rollforward of Level 3 measurements

Loans to Participants

Balance at December 31, 2008	$10,662
Net, issuances and repayments	564

Balance at December 31, 2009	$11,226

Valuation methods of the primary fair value measurements disclosed above are as follows:

Common stock: Valued at the closing price in the principal active market on which the securities are traded. Principal active markets include published exchanges such as NASDAQ, NYSE, NYMEX and Chicago Board of Trade, as well as pink sheets, which is an electronic quotation system that displays quotes for broker-dealers for many over-the-counter securities.

Mutual funds: Valued at the net asset value of shares held by the plan at year end. The Plans’ investments in mutual funds within the BrokerageLink account are valued using Level 1 measurements.

Stable value fund: Valued at contract value, which approximates fair value, and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Loans to participants: Valued at amortized cost, which approximates fair value.

9.	Plan Changes

Effective as of January 1, 2009 or such other date specified below, the Plan was amended as follows:

Reflects changes made by the Pension Protection Act of 2006, Heroes Earnings Assistance and Relief Act of 2008, and Worker, Retiree and Employer Recovery Act of 2008 that have not been previously adopted (effective as of various dates)

Modifies the participant loan program to permit repayment of loans following termination of employment (effective January 1, 2010)

Clarifies the true-up and incentive matching contribution formulas applicable to eligible employees

Specifies the timing of employer contributions

Updates the list of participating companies (effective as of January 1, 2010)

10.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2009 and 2008 (in thousands):

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$306,804	$252,279
Adjustment from contract value to fair value for fully benefit-responsive contract	(90)	(1,568)

Net assets available for benefits per Form 5500	$306,714	$250,711

The following is a reconciliation of the Plan’s change in net assets available for benefits reported per the financial statements to Form 5500 for the year ended December 31, 2009 (in thousands):

Increase in net assets available for benefits per financial statements	$54,525
Change in adjustment from contract value to fair value for fully benefit-responsive investment contract	1,478

Increase in net assets available for benefits per Form 5500	$56,003

11.	Reclassifications:

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

DUKE ENERGY RETIREMENT SAVINGS PLAN

FOR LEGACY CINERGY UNION EMPLOYEES (MIDWEST)

EIN: 20-2777218 PN: 003

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(IN THOUSANDS)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Market Value
*	Participant Loans	Participant Loans Interest Rates 4.25% - 9.25% Maturities through May 31, 2024	– 0 –	11,226

	Total			$11,226

*	Denotes a party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)

Date: June 21, 2010	By:	/s/ Richard P. Jefferies
Richard P. Jefferies Managing Director, Retirement